

VIA FACSIMILE AND U.S. MAIL

October 17, 2006

Robert P. Dowski
Chief Financial Officer
The Allied Defense Group, Inc.
8000 Towers Crescent Drive, Suite 260
Vienna, Virginia 22182

> RE: **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-11376**

Dear Mr. Dowski:

We have limited our review of the above referenced report to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Report of Independent Registered Public Accounting Firm, page F-6

1. Given that your Form 10-K, which includes the restatements referenced in the auditor's report, was filed on October 10, 2006 and the Form 8-K related to these errors was filed on August 21, 2006, it is not clear why your auditor's report date is September 28, 2005. Please amend your Form 10-K for the fiscal year ended December 31, 2005 to provide a properly dated or dual dated audit report from Grant Thornton, LLP.

Note A – Summary of Significant Accounting Policies, page F-12

Accounting Change, page F-14

2. Given that you changed your methodology in applying the percentage of
    completion method for the recognition of revenue, please tell us how you
    determined that it was not appropriate to retroactively restate prior periods
    presented. Paragraph 27 of APB 20 indicates that financial statements of all prior
    periods should be restated for changes in the method of accounting for long-term
    construction-type contracts. Please advise or revise your financial statements
    accordingly.

                            *   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief